Exhibit 23.0

Independent Auditor’s Consent

We consent to the incorporation by reference of our report dated August 27, 2004 on the balance sheets of Jefferson Bancshares, Inc. as of June 30, 2004 and Jefferson Federal Bank (formerly known as Jefferson Federal Savings and Loan Association of Morristown), as of June 30, 2003, and the related statements of income, stockholders’ equity and cash flows for each of the years in the three-year period ended June 30, 2004, which report is included in the Annual Report on Form 10-K for the year ended June 30, 2004 of Jefferson Bancshares, Inc., in the Registration Statements on Form S-8 (Nos. 333-106807, 333-106808 and 333-112051) filed by Jefferson Bancshares, Inc. with the United States Securities and Exchange Commission.

/s/ Craine, Thompson & Jones, P.C.

Morristown, Tennessee

September 1, 2004